C. P. POKPHAND CO. LTD.

卜蜂國際有限公司

(Incorporated in Bermuda with limited liability)

RECEIVED
2008 MAY 27 P 2:25
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Ref : BC/CPP/048/08

08002818

BY AIRMAIL

13th May, 2008

SUPPL

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street,
Washington, DC 20549
United States of America

Attn : International Corporate Finance

PROCESSED
MAY 29 2008
THOMSON REUTERS

Ladies and Gentlemen

RE : C.P. POKPHAND CO. LTD. RULE 12G3-2(b) EXEMPTION FILE NO. 82-3260

Pursuant to Rule 12g3-2(b)(1)(iii) under the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), and on behalf of C.P. Pokphand Co. Ltd. (the "Company"), enclosed are the documents described on Annex A hereto for your attention.

These documents supplement the information previously provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on March 16, 1992.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please do not hesitate to contact the undersigned at (852) 2277 0286 in Hong Kong if you have any questions.

dlw 5/28

..................../2

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed receipt copy of this letter (without Annex A) and returning it to the undersigned at C.P. Pokphand Co. Ltd., 21st Floor, Far East Finance Centre, 16 Harcourt Road, Hong Kong in the enclosed self-addressed envelope.

Thank you for your attention to this matter.

Yours faithfully
For and on behalf of
C.P. POKPHAND CO. LTD.

Bessie P S Chan
Company Secretary

Encl

c.c. Ms Joanne Wang - The Bank of New York (w/o encl) (via fax no. 1 212 571 3050)
Ms Kammy Yuen / Ms Anna Jia - The Bank of New York, Hong Kong Branch
(w/o encl) (via fax no. 2877 0863)

Annex A to Letter to the SEC
dated 13th May, 2008 of
C.P. Pokphand Co. Ltd.

The documents checked below are being furnished to the SEC to supplement information provided with respect to the Company's request for exemption under Rule 12g3-2(b), which exemption was established on March 16, 1992.

Description of Documents

Document : Announcement relating to Delay in Despatch of Circular
Date : 9th May, 2008
Source of requirement : The Listing Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

C.P. POKPHAND CO. LTD.

(Incorporated in Bermuda with limited liability)

(Stock Code: 43)

DELAY IN DESPATCH OF CIRCULAR

The Company has applied to the Stock Exchange for a waiver from strict compliance with Rules 14.38 and 14A.49 of the Listing Rules and for an extension of time for the despatch of the Circular to a date falling on or before 6 June 2008.

Reference is made to the announcement of C.P. Pokphand Co. Ltd. (the "Company") dated 18 April 2008 in relation to (i) a connected transaction and a very substantial disposal; and (ii) certain continuing connected transactions of the Company (the "Announcement"). Terms defined in the Announcement shall have the same meanings when used herein unless the context otherwise requires.

DELAY IN DESPATCH OF CIRCULAR

Pursuant to Rules 14.38 and 14A.49 of the Listing Rules, the Company is required to despatch a circular (the "Circular") in relation to the Disposal and Continuing Connected Transactions to the shareholders of the Company within 21 days after publication of the Announcement, which is on or before 9 May 2008.

As additional time is required to finalise the letter of advice from the independent financial adviser to the Independent Board Committee and the Independent Shareholders and the property valuation report, for inclusion in the Circular as required by the Listing Rules, the Company has applied to the Stock Exchange for a waiver from strict compliance with Rules 14.38 and 14A.49 of the Listing Rules and for an extension of time for the despatch of the Circular to a date falling on or before 6 June 2008.

By Order of the Board
Robert Ping-Hsien Ho
Director

Hong Kong, 9 May 2008

As at the date of this announcement, the Board comprises twelve executive Directors, namely Mr. Sumet Jiaravanon, Mr. Dhanin Chearavanont, Mr. Thanakorn Seriburi, Mr. Meth Jiaravanont, Mr. Anan Athigapanich, Mr. Damrongdej Chalongphuntarat, Mr. Robert Ping-Hsien Ho, Mr. Bai Shanlin, Mr. Soopakij Chearavanont, Mr. Nopadol Chiaravanont, Mr. Benjamin Jiaravanon and Mr. Narong Chearavanont and three independent non-executive Directors, namely Mr. Kowit Wattana, Mr. Sombat Deo-isres and Mr. Ma Chiu Cheung, Andrew.

END